  EXHIBIT 99.1

NANJING CESUN POWER CO.,LTD

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Nanjing Cesun Power Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nanjing Cesun Power Co.,Ltd. and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended September 30, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024 and the results of its operations and its cash flows for the year ended September 30, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2026.

Singapore

July 30, 2026

F-2

NANJING CESUN POWER CO., LTD

CONSOLIDATED BALANCE SHEETS

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	As of September 30,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$702,864	158,064
Accounts receivable, net	1,841,104	1,460,275
Inventories, net	2,835,568	2,730,300
Due from related parties	1,428,336	107,900
Prepaid expenses and other current assets, net	9,307,849	3,395,349
Total current assets	16,115,721	7,851,888
Property and equipment, net	2,408,361	24,769
Intangible assets	159,850	180,849
Deferred tax assets	101,428	9,693
Goodwill	17,279	-
Total non-current assets	2,686,918	215,311
Total Assets	$18,802,639	8,067,199

Liabilities and Shareholders’ Equity
Current liabilities:
Bank Borrowings – current	$3,940,609	1,284,357
Notes payable	140,736	-
Contract liabilities	248,154	19,819
Accounts payable and other payables	1,107,191	1,037,946
Tax payables	61,286	147
Long-term borrowings – current portion	220,606	-
Due to related parties	3,149,407	1,130,322
Total current liabilities	8,867,989	3,472,591
Long-term borrowings	1,370,397	-
Total non-current liabilities	1,370,397	-
Total Liabilities	$10,238,386	3,472,591

Shareholders’ Equity:
Paid-in capital	9,301,960	4,698,533
Statutory surplus reserve	11,866	-
Accumulated deficit	(795,293)	(166,832)
Accumulated other comprehensive income	45,720	62,907
Total Equity	8,564,253	4,594,608
Total Liabilities and Shareholders’ Equity	$18,802,639	8,067,199

The accompanying notes are an integral part of these consolidated financial statements.

F-3

NANJING CESUN POWER CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	For the years ended September 30,
	2025	2024
Revenues	$6,093,948	$4,911,460
Cost of revenues	(5,686,130)	(4,762,604)
Gross profit	407,818	148,856

Operating expenses:
Selling and marketing expenses	(249,481)	(93,770)
General and administrative expenses	(688,622)	(199,652)
Research and development expenses	(30,865)	(18,987)
Total operating expenses	(968,968)	(312,409)

Loss from operations	(561,150)	(163,553)

Other income (expenses):
Interest expense	(89,639)	(14,235)
Interest income	511	194
Foreign exchange gain, net	16,835	1,222
Other expense, net	(5,220)	(4)
Other income, net	119	2
Total other expenses, net	(77,394)	(12,821)

Loss before income tax expense	(638,544)	(176,374)
Income tax benefit	21,949	9,542
Net loss	$(616,595)	$(166,832)
Other comprehensive (loss) income
Foreign currency translation adjustment	(17,187)	62,907
Total other comprehensive (loss) income	(17,187)	62,907
Total comprehensive loss	$(633,782)	$(103,925)

The accompanying notes are an integral part of these consolidated financial statement

F-4

NANJING CESUN POWER CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Statutory Reserve	Accumulated Deficit	Total Shareholders’ Equity
Balance as of September 30, 2023	—	—	—	—	—
Capital contribution	4,698,533				4,698,533
Net loss				(166,832)	(166,832)
Foreign currency adjustments		62,907			62,907
Balance as of September 30, 2024	4,698,533	62,907	—	(166,832)	4,594,608
Capital contribution	4,603,427				4,603,427
Net loss				(616,595)	(616,595)
Foreign currency adjustments		(17,187)			(17,187)
Appropriated statutory surplus reserves			11,866	(11,866)	-
Balance as of September 30, 2025	9,301,960	45,720	11,866	(795,293)	8,564,253

The accompanying notes are an integral part of these consolidated financial statements.

F-5

NANJING CESUN POWER CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

EXPRESS IN U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE DATA,

OR OTHERWISE NOTED

	For the years ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(616,595)	(166,832)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	77,927	10,199
Deferred tax benefits	(91,135)	(9,542)
Provision for credit losses	452,910	-
Changes in operating assets and liabilities:
Accounts receivable	(832,756)	(1,437,625)
Inventories	(141,820)	(2,687,951)
Due from related parties	(1,311,350)	(106,227)
Prepaid expenses and other current assets	(291,357)	(2,159,423)
Accounts payable	(269,722)	987,001
Advance to suppliers	(2,985,081)	(614,268)
Tax payables	60,514	145
Accrued expenses and other liabilities	2,249,720	1,167,150
Notes payable	139,610
Net cash used in operating activities	(3,559,135)	(5,017,373)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,378,897)	(27,927)
Purchase of intangible assets	-	(184,700)
Cash paid for equity investments	(33,425)	-
Loans to third party	(2,461,889)	(568,996)
Net cash used in investing activities	(3,874,211)	(781,623)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank borrowings	3,909,086	1,264,436
Proceeds from long-term bank borrowings	705,712	-
Repayment of short-term bank borrowings	(1,256,492)	-
Proceeds from capital contribution	4,603,427	4,698,533
Net cash provided by financing activities	7,961,733	5,962,969

Effect of exchange rate changes on cash, cash equivalents	16,413	（5,909）

Net change in cash and cash equivalents	544,800	158,064
Cash and cash equivalents at beginning of the year	158,064	-
Cash and cash equivalents at the end of the year	$702,864	158,064

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$8,530	-
Cash paid for interest expenses	$75,540	14,310

The accompanying notes are an integral part of these consolidated financial statements.

F-6

NANJING CESUN POWER CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Nature of Operations

Nanjing Cesun Power Ltd. (“Cesun Power” “the Company”) was incorporated in Nanjing, China on October 25, 2023. The Company is primarily engaged in the research and development and manufacturing of new energy power electronics, as well as the investment, design, engineering procurement and construction (“EPC”), and operation and maintenance (“O&M”) of commercial and industrial (“C&I”), distributed PV projects. Leveraging its proprietary smart energy cloud platform, the Company provides integrated PV-storage-charging solutions and facilities cross-border trade and supply chain integration for PV system products and intelligent control drives. As of September 30, 2025, the Company had 17 wholly owned consolidated subsidiaries.

Organization

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Nanjing Cesun Power Co., Ltd.	PRC	2023/10/25	Parent	Sale of PV goods & Photovoltaic power station construction
Nanjing Cesun Electric Power Development Co., Ltd.	PRC	2023/11/7	100%	Photovoltaic power station operation
Hangzhou Cesun New Energy Co., Ltd.	PRC	2023/11/15	100%	Photovoltaic power station operation
Nanjing Pukou Cesun New Energy Co., Ltd.	PRC	2024/1/17	100%	Photovoltaic power station construction
Xuzhou Cesun New Energy Co., Ltd.	PRC	2024/2/1	100%	Photovoltaic power station operation
Yancheng Cesun Electric Power Development Co., Ltd.	PRC	2024/3/12	100%	Photovoltaic power station operation
Wuxi Cesun Electric Power Development Co., Ltd.	PRC	2024/4/15	100%	Photovoltaic power station operation
Shanghai Wo Ai Cesun New Energy Technology Co., Ltd.	PRC	2024/4/16	100%	Photovoltaic power station operation
Changzhou Green Cesun Electric Power Technology Co., Ltd.	PRC	2024/5/9	100%	Photovoltaic power station operation
Suzhou Qianchengjin New Energy Co., Ltd.	PRC	2024/5/15	100%	Photovoltaic power station operation
Nanjing Cesun Project Management Co., Ltd.	PRC	2024/6/25	100%	Photovoltaic power station operation
Bengbu Cesun New Energy Co., Ltd.	PRC	2024/9/13	100%	Photovoltaic power station operation
Taizhou Green Cesun New Energy Co., Ltd.	PRC	2024/10/31	100%	Photovoltaic power station operation
Zhenjiang Cesun New Energy Co., Ltd.	PRC	2024/12/24	100%	Photovoltaic power station operation
Ningbo Wo Ai Cesun Electric Power Development Co., Ltd.	PRC	2025/1/14	100%	Photovoltaic power station operation
Ma'anshan Sestin New Energy Co., Ltd.	PRC	2025/2/28	100%	Photovoltaic power station operation
Yangzhou Ningzhixi New Energy Co., Ltd.	PRC	2025/07/01	100%	Photovoltaic power station operation
Nanjing Cesun New Energy Co., Ltd.	PRC	2024/03/12	100%	Photovoltaic power station operation

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including allowance for credit loss, lower of cost and net realizable value of inventory, the useful lives of property and equipment, goodwill, and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

(c) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between Company entities are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. The consolidation of all entities has been accounted for in accordance with ASC 810.

(d) Business combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

In September, 2025, Nanjing Cesun Power Development Co., Ltd. acquired 100% of the equity interest in Suzhou Qianchengjin New Energy Co., Ltd. at the consideration of $33,686. On the acquisition date, the net assets of Suzhou Qianchengjin New Energy Co., Ltd. of $16,423, resulting in the recognition of goodwill of $17,279.

(e) Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive gain or loss in the consolidated statements of operations and comprehensive loss.

F-8

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	September 30, 2025	September 30, 2024
Year-end RMB: US$ exchange rate	7.1055	7.0074
Annual average RMB: US$ exchange rate	7.1628	7.1178

(f) Fair value measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses and other current assets, due to related parties, accounts payable and other payables, and tax payables.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and third-party payment account maintained by the Alipay (China) Network Technology Co., Ltd

F-9

(h) Accounts receivable, net and allowance for credit loss

Accounts receivable, net are stated at the original amount less an allowance for credit loss on such receivables. The Company grants a credit term for 1 year after invoicing to customers, without collateral, under normal payment terms. Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of allowance of expected credit loss, represents its estimated realizable value. The Company expects to collect the outstanding balance of current accounts receivable within the next 12 months. The Company use loss-rate methods to estimate allowance for credit loss. The allowance for credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

In establishing an allowance for credit losses, the Company uses reasonable and supportable information, which is based on historical collection experience, the financial condition of its customers and assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss-rate approach is based on the historical loss rates and expectations of future conditions.

(i) Inventories, net

Inventories, primarily consisting of assembly items, such as PV cable, PV connectors and equipment, etc. They are stated at the lower of cost or net realizable value. The Company applies the moving weighted average cost method to its inventory. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(j) Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of prepayments made to vendors and services providers for future services that have not been provided, employee advances, other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2025 and 2024, management believes that the Company’s other current assets are not impaired.

F-10

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

The depreciation of property and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Items	Useful life
Solar PV power equipment generation plant	20 Years
Furniture, fixtures and office equipment	3 ~ 5 Years
Vehicles	4 Years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

(l) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any, intangible assets are amortized using straight-line method over the estimated economic useful lives of the assets. The useful lives are based on the Company’s historical experience with similar assets and take into account the anticipated technological changes. The amortization expenses are recorded in general and administrative expenses depending upon the nature of activities.

The Company reviews the estimated useful lives of assets annually to determine the amount of amortization expense to be recorded during any financial year. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Estimated useful lives of intangible assets are as follows:

Items	Useful life
Copyrights	10 years

The Company’s intangible assets with definite useful lives primarily consist of software copyrights. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the estimated useful lives of ten years. In accordance with Article 42 of the Patent Law of the people’s Republic of China, management clearly confirm that the term of copyright is 10 years.

F-11

(m) Goodwill

Goodwill represents the excess of the consideration paid for of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized, and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

(n) Impairment of Long-Lived Assets

Long-lived assets including property and equipment, intangible assets, goodwill and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition.

Measurement of any impairment loss for long-lived assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the long-live assets’ fair value. There were no impairment losses on long-lived for the years ended September 30, 2025 and 2024.

(o) Borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

F-12

(p) Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

As of September 30, 2025 and 2024, appropriation of $11,866 and nil were made to the statutory surplus fund by the Company, respectively.

(q) Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”) for revenue recognition. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

Revenue is measured at the fair value of the consideration received or receivable for the sales of products and services in the ordinary course of the Company’s activities.

When another party is involved in providing goods or services to a customer, the Company determines whether the nature of its promise is a performance obligation to provide the specified services itself (i.e. the Company is a principal) or to arrange for those services to be provided by the other party (i.e. the Company is an agent).

The Company is a principal if it controls the specified services before those services are transferred to a customer. The Company is an agent if its performance obligation is to arrange for the provision of the specified services by another party. In this case, the Company does not control the specified services provided by another party before those services are transferred to the customer. When the Company acts as an agent, it recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified services to be provided by the other party. This evaluation is performed separately for each performance obligation identified.

Revenue is recognized when or as the control of the services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

F-13

Control of the services is transferred over time if the Company’s performance:

(a) provides all of the benefits received and consumed simultaneously by the customer;

(b) creates and enhances an asset that the customer controls as the Company performs;

(c) does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

If control of the services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services. This evaluation is performed separately for each performance obligation identified.

Revenue fromsales of solar PV products

The Company enters into contracts with customers for from the sales of solar PV products. Each contract is assessed at inception and contains a single performance obligation, which is promised to transfer the products to the customers. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when promised products are accepted by the customers under ASC 606-10-25-30. The transaction price in the contract is fixed, as reflected in the sales order and invoice, and is irrecoverably established upon contract execution with no contingency tied to any future event Pursuant to ASC 606-10-55-36~40, the Company acts as principal as the Company (1) is the primary obligor responsible for fulfilling the promise to deliver the products to the customers; (2) bears inventory risk and customer credit risk;(3) has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products before they are transferred to the customer; (4) has discretion in establishing the selling price of the products

Photovoltaic power station operation

The Company generates revenue from the sale of electricity to customers. Each contract contains a single performance obligation, which is the promise to deliver electricity to the customer. As the electricity is supplied continuously over the contract term, this single performance obligation is satisfied over time in accordance with ASC 606-10-25-27. The Company recognizes revenue for each period based on the volume of energy delivered to the customers. The electricity consumed by customers is determined for the period from the date of their last meter reading to the current reading. The Company's performance obligation is satisfied over time because the customer simultaneously receives and consumes the benefits provided by the Company as the electricity is delivered. The Company measures progress towards complete satisfaction of the performance obligation using the output method, specifically based on the actual electricity delivered, as evidenced by the monthly settlement statement issued by the state grid operator according to ASC 606-10-25-31~37.Accordingly, revenue is recognized at the end of each month based on the consideration confirmed in the settlement statement. No allocation of the transaction price is required, as only one performance obligation exists in the contract. Pursuant to ASC 606-10-55-36~40 the Company acts as principal as the Company (1) operates the power generation facilities and is directly responsible for generating, transmitting, and delivering electricity to the grid or end customers;(2) bears the primary obligation to deliver electricity in accordance with the contract terms; (3) is responsible for resolving any service failures, outages, or quality issues, and bears the associated costs of remediation; (4) may have the ability to set or influence the selling price of electricity to customers, subject to applicable regulatory frameworks.

Revenue from others

The Company generates revenue from the sales of photovoltaic power stations, which occurs occasionally. One performance obligation is identified in the contract with customers, because all activities provided (including procurement, design, construction, installation, and commissioning) are inputs to a combined output requested by the customers — namely, a completed and functioning photovoltaic power station that the customer ultimately obtains. The individual activities are not separately identifiable as distinct goods or services, as the customer cannot benefit from them on their own without the complete integrated system. The transaction price in the contract is fixed and is reflected in the sales order and invoice. There are no variable considerations and no allocation between multiple distinct obligations. The Company recognizes revenue at a point in time when the photovoltaic power station is accepted by the customer. The Company acts as principle mainly since it is primarily responsible for fulfilling the promise to deliver the products to the customers and has discretion in selecting suppliers and assumes inventory risk and credit risk according to ASC 606-10-55-36~40.

F-14

Revenue Stream	For the years ended September 30
	2025	2024
	USD	USD
Solar PV products	$5,805,879	$4,911,460
Photovoltaic power station operation	$66,731	-
Others	$221,338	-
Total	$6,093,948	$4,911,460

(r) Cost of revenue

Cost of revenue consists primarily of depreciation of PV power plants, solar PV products and other related expenses that are directly attributable to the Company’s principal operations.

Cost of revenue by revenue stream	For the years ended September 30
	2025	2024
	USD	USD
Solar PV products	5,527,391	4,762,604
Photovoltaic power station operation	22,762	-
Others	135,977	-
Total	5,686,130	4,762,604

(s) General and administrative expenses

General and administrative expenses consist primarily of salaries, depreciation of property, professional consulting fees, and other general corporate related expenses.

(t) Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, advertisement, transportation fee and other expenses related to sales activities.

(u) Research and development expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D expenses are related to certain software research and development for internal use.

R&D expenses primarily consist of third party technical service, travelling expenses, depreciation of property and equipment, employee salary and benefit costs.

(v) Taxation

Income tax

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

F-15

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income for the years ended September 30, 2025 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Value added taxes

The Company’s subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of goods.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

(w) Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the fiscal years ended September 30, 2025 and 2024 presented, the Company’s comprehensive loss includes loss and other comprehensive loss, which consists of the foreign currency translation adjustments.

(x) Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Amounts due from related parties are stated at the original amount less an allowance for doubtful receivables, if any, based on a review of all outstanding amounts at period end. An allowance is also made when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The Company often assesses the creditworthiness of related parties before entering into transactions with them.

F-16

(y) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(z) Recent Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which removes all references to prescriptive and sequential software development stages (“project stages”) throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for the Company for the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

F-17

3. CASH AND CASH EQUIVALENTS

As of September 30, 2025 and 2024, cash and cash equivalents consisted of the following:

	As of September 30,
	2025	2024
Cash in bank	$558,365	156,828
Deposits	144,499	1,236
Total cash and cash equivalents	702,864	158,064

The cash and cash equivalent do not have withdrawal restrictions.

4. ACCOUNTS RECEIVABLE, NET

As of September 30, 2025 and 2024, accounts receivable consisted of the following:

	As of September 30,
	2025	2024
Accounts receivable	$2,297,666	1,460,275
Allowance for credit loss	(456,562)	-
Accounts receivable, net	1,841,104	1,460,275

The movements in the allowance for account receivable for the fiscal years ended September 30, 2025 and 2024 were as follows:

	For the years ended September 30,
	2025	2024
Balance at beginning of the period	$-	-
Additions through expect credit loss	(452,910)	-
Effects of currency translation	(3,652)
Balance at end of the period	$(456,562)	$-

As of September 30, 2025 and 2024, accounts receivable, net amounts were $1,841,104 and $1,460,275, respectively. During the year ended September 30, 2025, the aging of accounts receivable deteriorated as balances increased across older aging classes, reflecting slower collections in the current economic environment. Based on historical credit loss experience and forward-looking adjustments, management applied higher expected credit loss rates to reflect the increased credit risk.

F-18

5. INVENTORIES, NET

As of September 30, 2025 and 2024, inventories, net consisted of the following:

	As of September 30,
	2025	2024
Finished goods	$2,835,568	$2,730,300
Total inventories, cost	2,835,568	$2,730,300

For the year ended September 30, 2025 and 2024, the Company recognized inventory write-down charges of nil and nil, respectively.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of September 30,
	2025	2024
Advances to products suppliers	$3,654,987	$674,896
Loan(i)	3,051,752	$586,694
Deposits	$118,166	$10,321
Staff advance	110,824	$14,451
Advances to service provider	$61,138	$402
VAT receivable	382,477	$152,598
Other receivables	1,928,083	1,955,076
Export tax receivable	-	$911
Others	$422	-
Total prepaid expenses and other current assets, net	$9,307,849	$3,395,349

_____________

(i)	The company has an outstanding loan receivable from Nanjing Cesun Electric Co., Ltd., a third party. The loan is interest-free, unsecured, and is due for repayment on August 31, 2026.

F-19

7. PROPERTY AND EQUIPMENT, NET

As of September 30, 2025 and 2024, property and equipment, net consisted of the following:

	As of September 30,
	2025	2024
Solar PV power equipment	2,096,855	-
Vehicles	32,338	-
Furniture, fixtures and office equipment	$203,103	$28,367
Construction in progress	184,059	-
Subtotal	$2,516,355	$28,367
Less: accumulated depreciation	$107,994	$3,598
Property and equipment, net	$2,408,361	$24,769

For the years ended September 30, 2025 and 2024, depreciation expenses are $59,573 and $3,543, respectively.

Certain properties and equipment (Solar PV power generation equipment with netbook value of $2.16 million) have been pledged as collateral under the bank loan agreement as discussed in Note 12.

No impairment losses were recognized for property and equipment for the years ended September 30, 2025 and 2024.

8. INTANGIBLE ASSETS, NET

As of September 30, 2025 and 2024, intangible assets consist of the following:

	As of September 30,
	2025	2024
Software Copyright	$185,020	$187,610
Less: accumulated amortization	25,170	6,761
Intangible assets, net	$159,850	$180,849

The Company recorded amortization expenses of $18,354 and $6,656 for the years ended September 30, 2025 and 2024, respectively.

As of September 30, 2025
Total future amortization expenses for finite-lived intangible assets were estimated as follows:
Within 1 year	$18,502
1 – 2 years	18,502
2 – 3 years	18,502
3 – 4 years	18,502
4 – 5 years	18,502
Thereafter	67,340
Total	$159,850

F-20

9. CONTRACT LIABILITIES

As of September 30, 2025 and 2024, contract liabilities consist of the following:

	As of September 30,
	2025	2024
Contract liability	$248,154	$19,819

During year ended September 30,2025 and 2024, the balance of contract liabilities of $19,819 and nil transferred to revenue upon satisfaction of the related performance obligations, respectively

10. TAX PAYABLES

As of September 30, 2025 and 2024, tax payables consisted of the following:

	As of September 30,
	2025	2024
Income tax payable	61,168	-
Other tax payables	118	147
Total tax payables	61,286	147

11. ACCOUNTS PAYABLE AND OTHER PAYABLES

As of September 30, 2025 and 2024, accounts payable and other payables consisted of the following:

	As of September 30,
	2025	2024
Accounts payable	$716,813	$1,002,551
Accrued payroll and welfare payables	$31,515	$23,940
Other payables	$358,863	$11,455
Total accounts payable and other payables	$1,107,191	$1,037,946

12. BORROWINGS

The following table sets forth information about the borrowings:

	As of September 30,
	2025	2024
Bank borrowings – current	$3,940,609	$1,284,357
Long-term borrowings – current portion	$220,606	$-
Long-term borrowings	$1,370,397	-
Total borrowings	$5,531,612	$1,284,357

F-21

Bank borrowings – current

On March 28, 2024, the Company entered into a short-term loan agreement with Agricultural Bank of China with a loan period of twelve months. The loan of RMB 5,000,000 (approximately $0.71 million) bears a fixed interest rate of 3.36% per annum and will mature in March 2026. The borrowing is guaranteed by Huang Weiqi.

On July 24, 2024, the Company entered into a short-term loan agreement with Industrial and Commercial Bank of China with a loan period of twelve months. The loan of RMB 4,000,000 (approximately $0.57 million) bears a fixed interest rate of 3.35% per annum and will mature in July 2025. The borrowing is guaranteed by Huang Weiqi.

On February 25, 2025, the Company entered into a short-term loan agreement with Agricultural Bank of China, Nanjing Qiaolin Branch. The loan of RMB 9,000,000 (approximately $1.27 million) bears a fixed interest rate of 2.90% per annum and will mature on February 24, 2026. The borrowing is guaranteed by Huang Weiqi.

On February 14, 2025, the Company entered into a short-term loan agreement with Industrial and Commercial Bank of China, Nanjing Pukou Economic Development Zone Branch. The loan of RMB 5,000,000(approximately $0.70 million) bears a fixed interest rate of 2.80% per annum and will mature on February 13, 2026. The borrowing is guaranteed by Huang Weiqi.

On March 28, 2025, the Company entered into a short-term loan agreement with Shanghai Pudong Development Bank, Nanjing Pukou Branch. The loan of RMB 6,000,000 (approximately $0.84 million) bears a fixed interest rate of 3.10% per annum and will mature on March 18, 2026. The borrowing is guaranteed by Huang Weiqi.

On June 24, 2025, the Company entered into another short-term loan agreement with Shanghai Pudong Development Bank, Nanjing Pukou Branch. The loan of RMB 4,000,000 (approximately $0.56 million) bears a fixed interest rate of 3.10% per annum and will mature on June 24, 2026. The borrowing is guaranteed by Huang Weiqi.

On July 24, 2025, the Company entered into a short-term loan agreement with Industrial and Commercial Bank of China, Nanjing Zhongsheng South Street Branch. The loan of RMB 4,000,000 (approximately $0.56 million) bears a fixed interest rate of 3.35% per annum and will mature on July 24, 2026. The borrowing is guaranteed by Huang Weiqi.

Long-term borrowing:

On December 10, 2024, the Company entered into a loan agreement with Jiangnan Financial Leasing Co., Ltd. The principal amount is RMB 884,955.75 (approximately $0.12 million), which bears a fixed implicit interest rate of 7.2% per annum, and will mature on November 10, 2033. The loan is guaranteed by Xu Chuan and pledged by the power plant owned by Hangzhou Cesun New Energy Co., Ltd.

On September 29, 2025, the Company entered into a loan agreement with Shanghai Genglin Financing Leasing Co., Ltd. The principal amount is RMB 4,230,000.00 (approximately $0.60 million), which bears a fixed implicit interest rate of 6.66% per annum, and will mature on September 29, 2032. The loan is guaranteed by Ma'anshan Sestin New Energy Co., Ltd, a subsidiary of the Company and pledged by the power plant owned by Ma'anshan Sestin New Energy Co., Ltd .

On September 30, 2025, the Company entered into another loan agreement with Shanghai Genglin Financing Leasing Co., Ltd. The principal amount is RMB 6,250,000.00 (approximately $0.88 million), which bears a fixed implicit interest rate of 6.66% per annum, and will mature on September 30, 2032. The loan is guaranteed by Suzhou Qianchengjin New Energy Co., Ltd and pledged by the power plant owned by Suzhou Qianchengjin New Energy Co., Ltd.

Other borrowings due within one year are presented as Long-term borrowings-current portion.

F-22

13. NOTES PAYABLE

Notes payable were $140,736 and nil as of September 30, 2025 and 2024, respectively.

Notes payable relate to bank’s acceptance for outstanding balances from suppliers is secured by restricted cash deposited with the bank.

14. INCOME TAXES

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The policy allowing Micro and Small Enterprises to calculate their taxable income is calculated at 25% of the actual amount, taxed at 20% (effective tax rate: 5%) is in effect until December 31, 2027.

A Micro and Small Enterprise refers to an enterprise engaged in industries not restricted or prohibited by the state that meets all three of the following criteria: an annual taxable income of no more than 3 million yuan, a workforce of no more than 300 employees, and total assets of no more than 50 million yuan.

For the year ended September 30,2024, the company and it’s PRC subsidiaries qualified as Micro and Small Enterprises since they meet all three of the above criteria prescribed under the relevant regulations. Accordingly, they are eligible for preferential tax rates.

For the year ended September 30,2025, Nanjing Cesun Electric Power Development Co., Ltd. ceased to qualify as a Micro and Small Enterprise, and therefore subject to the statutory income tax rate of 25%, while the subsidiaries continue to enjoy preferential tax rates.

The components of the income tax provision for the fiscal years ended September 30, 2025 and 2024 were:

	For the years ended September 30,
	2025	2024
Current tax	$69,186	$-
Deferred tax	$(91,135)	$(9,542)
Total income tax benefit	$(21,949)	$(9,542)

F-23

	For the years ended September 30,
	2025	2024
Net income before provision for income taxes	$(638,544)	$(176,374)
PRC statutory tax rate	25.00%	25.00%
Income tax at statutory tax rate	(159,636)	$(44,094)
Non-deductible expenses	190,329	$2,896
Tax effect of unused tax losses not recognized	20	$25
Deductible research and development expenses	(12,271)	$(6,538)
Effect of preferential tax treatment	72,837	38,169
Changes in valuation allowance	(113,228)	—
Income tax benefit	$(21,949)	$(9,542)

The significant components of the Company’s deferred tax assets are as follows:

	For the years ended September 30,
	2025	2024
Deferred tax assets:
Allowance of expected credit loss	$77,996	$-
Net operating losses	23,432	9,693
Deferred tax assets, net	$101,428	$9,693

Current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2025 and 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of September 30, 2025 and 2024, tax effect of temporary difference $101,428 and $9,693 under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the years ended September 30, 2025 and 2024. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2023 to 2025 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

F-24

15. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the years ended September 30, 2025 and 2024:

	Name	Relationship
(a)	Ningbo Skycorp Solar Co., Ltd.	Shareholder holding a 20% equity interest
(b)	Ningbo Dcloud Information Technology Co., Ltd.	Common Key Management Personnel
(c)	Zhejiang Pntech Technology Co., Ltd.	Common Key Management Personnel
(d)	Nanjing Yizhi Win-win Enterprise Management Partnership (Limited Partnership)	Common Key Management Personnel
(e)	Nanjing Skycorp Enterprise Consulting Co., Ltd.	Controlling Shareholder of the shareholder
(f)	Zhejiang Skycorp New Energy Co.,Ltd.	Common key management personnel
(g)	Gaokui Zhang	Legal Representative of Cesun Power and Nanjing Cesun New Energy Co., Ltd.

Due from related parties

As of September 30, 2025 and 2024, balances due from related parties consisted of the following:

	As of September 30,
	2025	2024
Ningbo Skycorp Solar Co., Ltd. (i)	$665,282	$69,552
Ningbo Dcloud Information Technology Co., Ltd. (i)	75,113	38,311
Nanjing Yizhi Win-win Enterprise Management Partnership (Limited Partnership) (i)	1,407	—
Nanjing Skycorp Enterprise Consulting Co., Ltd. (ii)	141	—
Zhejiang Skycorp New Energy Co.,Ltd. (i)	—	37
Gaokui Zhang(iii)	686,393
Total due from related parties	$1,428,336	$107,900

__________

(i)	All the amounts due from related parties represent trade receivables arising from the sales of products.

(ii)	The amount represents remaining balance from related party to be collected.

(iii)	The amount represents a one year loan receivable from Gaokui Zhang with no interest commencing from August 14, 2025.

F-25

Due to related parties

As of September 30, 2025 and 2024, balances due to related parties consisted of the following:

	As of September 30,
	2025	2024
Zhejiang Skycorp New Energy Co.,Ltd.	$(628,958)	$-
Ningbo Skycorp Solar Co., Ltd.	(2,448,046)	(1,130,162)
Zhejiang Pntech Technology Co., Ltd.	(72,403)	-
Ningbo Dcloud Information Technology Co., Ltd.	—	(160)
Total due to related parties	$(3,149,407)	$(1,130,322)

The amounts due to related parties represents the trade payable arising from the purchase of products.

Transactions with related parties

For the years ended September 30, 2025 and 2024, significant related parties transactions were as follows:

	For the years ended September 30
Purchases	2025	2024
Ningbo Skycorp Solar Co., Ltd.	$313,337	$15,036
Zhejiang Pntech Technology Co., Ltd.	$312,566	$5,644
Zhejiang Skycorp New Energy Co.,Ltd.	$566,011	$822
Total	$1,191,914	$21,502

	For the years ended September 30
Revenues	2025	2024
Ningbo Skycorp Solar Co., Ltd.	$2,411,317	$1,025,109
Ningbo Dcloud Information Technology Co., Ltd.	34,606	$75,821
Total	$2,445,923	$1,100,930

F-26

16. EQUITY

(a) Paid-in Capital

During the year ended September 30, 2024, the Company received capital injections fromNingbo Skycorp Solar Co.Ltd of a total amount of USD 3,986,644, Nanjing Yizhi Win-win Enterprise Management Partnership (Limited Partnership) of a total amount of USD 419,402, and Ezpower Limited of a total amount of USD 292,487, respectively. As of September 30,2024,total paid in capital is USD 4,698,533.

As of September 30,2025, the Company received capital injections from Ningbo Skycorp Solar Co.Ltd of a total amount of USD 1,464,657, Nanjing Yizhi Win-win Enterprise Management Partnership (Limited Partnership) of USD 211,910, and Ezpower Limited of a total amount of USD 2,926,860, respectively. As of September 30,2025, total paid in capital is USD 9,301,960.

(b) Statutory reserve

The Company is required to make appropriation to certain reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2025 and 2024, the balance of statutory reserve was $11,866 and nil, respectively.

17. SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280.

The Company generate revenue from three operating segments. The following table presents segment information for years ended September 30, 2025 and 2024, respectively:

For the Year Ended September 30, 2024

	Sale of goods	Photovoltaic power station operation	Others	Consolidated
Revenues	$4,911,460	-	-	$4,911,460
Cost of revenues	$4,762,604			$4,762,604
Segment gross profit	$148,856	-	-	$148,856
Segment gross margin	3%	-	-	3%

For the Year Ended September 30, 2025

	Sale of goods	Photovoltaic power station operation	Others	Consolidated
Revenues	$5,805,879	$66,731	$221,338	$6,093,948
Cost of revenues	$5,527,391	$22,762	$135,977	$5,686,130
Segment gross profit	$278,488	$43,969	$85,361	$407,818
Segment gross margin	5%	66%	39%	7%

F-27

18. CERTAIN RISKS AND CONCENTRATIONS

Certain risks

(a) Credit risk

As of September 30, 2025 and 2024, cash and cash equivalents balances in the PRC were $702,864 and $158,064, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by PBOC (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $71,249). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

(b) Foreign Currency Risk

Foreign currency risk primarily arises from future commercial transactions and recognized assets and liabilities denominated in a currency other than the functional currency of the relevant entities. The Company manages its foreign currency risk by performing regular reviews of the Company’s net foreign exchange exposures and tries to minimize non-functional currency transactions.

The Company operates mainly in the Mainland China with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Company denominated in the currencies other than the respective functional currencies of the Company’s entities.

(c) Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial conditions and results of operations. The Company is exposed to floating interest rate risk on bank deposits and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage interest risk exposure.

(d) Liquidity Risk

As of September 30, 2025 and 2024, the Company had $702,864 and $158,064 in cash. The Company intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Company is to regularly monitor the Company’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Company’s liquidity requirements.

The Company expects to extend bank loans and is exploring opportunities to attract new investors, including potential strategic partners and financial institutions to secure additional equity or debt capital to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of financial statements. The Company will be acquired by a listed parent company, which has expressed its intention to provide financial support, including but not limited to equity injections, shareholder loans, or guarantees for bank borrowings, as needed to strengthen the Company’s liquidity position. Such support is expected to be available on a timely basis.

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Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended September 30, 2025, and 2024.

	For year ended September 30,
	2025		2024
Customers	Percentage		Percentage
A	*	%	51.69%
B	46.55		24.24
C	39.57		20.87

C represents a related party Ningbo Skycorp Solar Co.,Ltd

* Represents the percentage below 10%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s trade receivables：

	For year ended September 30,
	2025	2024
Customers	Percentage	Percentage
A	66.40%	86.09%
B	44.04	13.91

Concentration of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended September 30, 2025 and 2024.

	For year ended September 30,
	2025	2024
Suppliers	Percentage	Percentage
A	52.62%	43.73%
B	12.88	25.65
C	*	20.96

________

* Represents the percentage below 10%

The following table sets forth a summary of single supplier who represent 10% or more of the Company’s trade payables:

	As of September 30,
	2025	2024
Suppliers	Percentage	Percentage
A	71.47%	100.00%
B	15.15	*
C	13.38	*

__________

* represented the percentage below 10%

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19. Commitments and contingencies

In July, 2024, The Company entered into an agreement with Zhongcheng Keze Engineering Design Group Co., Ltd for fit out designing. The outstanding balance of $93,884 (RMB 667,090) and $ 109,469 (RMB767,090) were unpaid as of September 30, 2025 and 2024, respectively.

20. Subsequent events

On February 13, 2026, Hangzhou Cesun New Energy Co., Ltd. entered into a long-term loan agreement with Changjiang United Financial Leasing Co., Ltd. for the Dantong Project, securing a loan of RMB 950,000 (approximately $0.13 million) with a term of eight years, maturing on February 13, 2034.

On February 13, Ningbo Woai Cesun Power Development Co., Ltd. entered into a long-term loan agreement with Changjiang United Financial Leasing Co., Ltd. for the Cixi Project, securing RMB 900,000 (approximately $0.13 million) under an eight-year term maturing in 2034.

Also on February 13, 2026, Hangzhou Cesun New Energy Co., Ltd. executed a loan facility with Changjiang United Financial Leasing Co., Ltd., drawing down RMB 3.2 million (approximately $0.45 million) at a fixed schedule through 2034.

On January 15, 2026, Hangzhou Lin'an Cesun New Energy Co., Ltd. entered into a loan agreement with Haitong Hengxin International Financial Leasing Co., Ltd. of a total amount of RMB 4.8 million (approximately $0.68 million) over an eight-year period until January 2034.

On February 13, 2026, Hangzhou Yunwei Energy Technology Co., Ltd. entered into a loan with Changjiang United Financial Leasing Co., Ltd. of RMB 6.5 million (approximately $0.91 million) with an eight-year tenor expiring in 2034.

On October 14, 2025, PN Smart Energy Limited issued 12,000,000 Class B ordinary shares to Skyline Tech Limited in exchange for 24% equity stake in Nanjing Cesun Power Co., Ltd. for total consideration of US$8,654,880.

On April 30, 2026, Nanjing Cesun Power Co., Ltd. agreed to sell a 56% stake to PN Smart Energy Limited for US$20.2 million. The transaction closed on June 30, 2026.

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